From: <ETISummit@aflcio-hit.com>

Date: [date]

To: [email recipient]

Re: Join May 17 to explore the future of affordable housing in Massachusetts

Reply-To: [email address]

Register today

On Wednesday, May 17, join industry experts, elected officials, and labor and affordable housing experts to learn how economically targeted investments through the AFL-CIO Housing Investment Trust offer a path to creating affordable housing and family-sustaining jobs while generating competitive returns for public and union pension funds and other investors.

Wednesday, May 17, 2023 1:00 p.m. to 4:15 p.m. Reception to follow Local 103 IBEW 256 Freeport Street Dorchester, MA 02122

ETIs are not just helping to create affordable housing, but also providing opportunities for workforce development. By investing in projects that prioritize family-sustaining jobs, ETIs are helping to build a pipeline of skilled workers that can support the long-term growth of the Commonwealth’s economy. In Boston alone, the AFL-CIO Housing Investment Trust investments have created 4,782 homes and generated an estimated 7,900 union construction jobs while investing in projects such as Whittier Street*.

Please register today to secure your spot at the ETI Summit. View the full agenda here.

Register today

Best regards,

Chang Suh, CFA

Chief Executive Officer (CEO) & Chief Investment Officer

AFL-CIO Housing Investment Trust (HIT)

Presented in partnership with

*Job figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31, 2023.

Copyright © 2023 AFL-CIO Housing Investment Trust, All rights reserved.

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